EXHIBIT 99.1

LOGO	FOR IMMEDIATE RELEASE

IMRISneuro Purchased by University Hospital Tübingen

-- European Expansion Continues --

Winnipeg, Manitoba, March 2, 2011 -- IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS") today announced the sale of IMRISneuro to the University Hospital Tübingen, located in Tübingen, Germany.

University Hospital Tübingen is one of the leading centres of medicine at university level in Germany. The German Science Council has certified that the Hospital and Faculty of Medicine provide outstanding services in the fields of research, teaching and health-care, and that both institutions are pacemakers in the field of medicine at University level in the Federal Republic of Germany.

The IMRISneuro system will be an integral part of the Hospital’s neurosurgical facilities and features a 1.5 Tesla MR scanner operating in a fully integrated suite that allows the scanner to move into an operating room and provide high resolution MR images on demand - before, during and after procedures without moving the patient. University Hospital Tübingen will be the first hospital in Germany to make this technology available to patients.

Designed specifically for neurosurgery, IMRISneuro provides timely images during procedures to assist clinicians in making better decisions for improved patient outcomes.  IMRISneuro does not require the patient to be transported for scanning, so the optimum patient positioning is always maintained.  Clinical workflow and access to the patient is not impacted and the MR scanner is removed completely from the operating room when imaging is complete.  This ensures a high degree of safety for both the patient and the surgical environment.

“High field intraoperative MR imaging applications have continued to evolve over the last decade,” said Dr. M. Tatagiba, Professor of Neurosurgery and Chairman and Director of the Department of Neurosurgery at University Hospital Tübingen. “Several technological improvements have optimized this imaging modality to its current standard. Of all available intraoperative imaging techniques, we believe iMRI with a 1.5T magnet provides the most accurate intraoperative images available today.”

Dr. G.C. Feigl, Consultant Neurosurgeon and Head of Center for Intraoperative Imaging Technologies at the Hospital’s Department of Neurosurgery added, “After several months of intense planning and construction we are very proud that the first state of the art iMRI unit of its kind in Europe with a mobile 1.5T magnet will be opened in our Department on April 15th 2011.”

“The University Hospital Tübingen has a strong reputation in the German medical community for providing high quality services,” said Hartmut Warnken, IMRIS Vice President and General Manager, Europe and Middle East.  “We are delighted to be equipping the Hospital’s neurosurgeons with the leading intra operative MR imaging solution available and we are confident that the system will contribute significantly to the Hospital’s neurosurgical capabilities.”

EXHIBIT 99.1

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions.  These solutions feature fully integrated surgical and interventional suites that incorporate magnetic resonance, fluoroscopy and computed tomography to deliver on demand imaging during procedures. The Company's systems serve the neurosurgical, cardiovascular and neurovascular markets and have been selected by leading medical institutions around the world.

For further information, please contact:

Brad Woods
Director Investor Relations
& Corporate Communications
IMRIS Inc.
Tel: 204-480-7094
Email: bwoods@imris.com